Vampr

Software Technology Entertainment Social Music

Bring live streaming to the world's largest professional network for creatives

VAMPR.ME LOS ANGELES CALIFORNIA



Make money from your tracks...



Baz and I are both lifelong musicians who spent many years struggling before making a living from our art. This story is not uncommon. The obstacles aren't talent or ambition. We simply didn't know the right people. There had to be a better way. With Vampr we are striving to eradicate this pain point for the next generation of creative souls.

Josh Simons Co-founder and CEO @ Vampr

Why you may want to support us...

1. $1,850,000+ raised to-date from music industry executives, VC, angels and the crowd ▯▯▯
2. Follow-on round from one of January's largest crowdfunding campaigns with 1,150 investors
3. Connecting musicians and creatives in a post COVID-19 world
4. Facilitated 6 million professional connections in 190+ countries
5. Multi-award winning platform - named in Apple's Best of 2017 apps list
6. The future of social media - revenue generated from services rather than selling your data

Why investors ❤ us

WE'VE RAISED $1,862,591 SINCE OUR FOUNDING



We're excited to return and lead another round for Vampr, especially on the back of their recent wins, tremendous growth and product innovation since closing their last round.

Success in any business requires execution and a team led by a driven Founder. I've done a lot of due diligence, reviewed more apps than I can remember and met many interesting people in the online music networking space.

I have become convinced that CEO Josh Simons has the requisite knowledge, personal experience, passion and determination to make Vampr succeed in a field which has enormous opportunity and upside.

David Rickert Managing Partner, RZN8 Capital LLC

LEAD INVESTOR | INVESTING $75,000 THIS ROUND & $400,000 PREVIOUSLY



Looked like a great idea!

A.J. Andersen



Solid investment!

William Gil

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Josh Simons

Co-founder and CEO

B.Bus. TMN 30 Under 30. Successful songwriter and indie record label manager with 10 million+ streams writing for artists such as Travis Scott and with his own band Buchanan, who have global touring experience with Carrie Underwood and Keith Urban

in



Baz Palmer

Co-founder

BA DipEd. Experienced tech entrepreneur with companies turning over $75M/annum. Best known as the songwriter and guitarist for multi-platinum selling band, Hunters & Collectors, one of Australia's most popular acts and a ARIA Hall of Fame inductee

in



Russell Colman

Treasurer

B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide



Chris Lowe

CTO

BA Info Systems. 20 years CTO experience running tech companies and providing hands-on technical leadership for engineering teams globally. Former clients include Sony Music and Volkswagen

in



Jessy Trengove
Head of Insights
B.Com., Dip.Lang. 5 years of international experience in tech startups. With a background in product management, operations and data analysis, her skills place her at the intersection of consumer and product



Josh 'Smithy' Smith
Head of A&R
BA Music Production. 6 years experience in music tech startups, with a focus on using innovation to lower the barrier to entry for young creatives whilst improving their commercial potential

In the news

Downloads

- Bandlink Pty Ltd Cap Table - Summary Table.pdf
- Vampr Investor Deck - September 2020 v2.pdf

The Story of Vampr

In early 2015 musician Josh Simons called his longtime colleague and fellow musician Baz Palmer to discuss a perpetual issue facing the music industry and which had plagued the early years of both men's careers. Whilst technology was making it easier than ever to record music, publish music and build a fan base, it hadn't yet solved the problem of networking and fast tracking resulting opportunities for fledgling creatives.

Sure, there were *some* solutions (we'll get to that in a bit) but nothing elegant and simple. This problem needed solving and their respective firsthand frustrations provided the requisite fuel to get things moving.

Vampr was born.


SABIAN
TAMA

Vampr co-founders, Baz Palmer and Josh Simons, in 2016

Fast forward a few years and Vampr is now one of the fastest growing and most active networks of its kind in the world. With just one swipe our app lets musicians connect and collaborate anywhere on the planet.



vampr
Middle, 24
Publishing Settings

600,000+ people have now joined Vampr in **198 countries** with our largest bases in North America, India, Brazil and Europe. Our community has made over **6 million connections** and produced **hundreds of thousands of new songs** along the way.

And now we're back! After a **blockbuster crowdfunding round** in January 2020, which saw us raise **$1,000,000** in conjunction with private investment, we are launching a smaller, follow-on round, with the intent of preparing the company for a Series A round in 2021.

And we've got something really special planned to get us there:

LIVE STREAMING



9:41
Search
PRO JAMS
Is SoundCloud a Business or a Community?
Baz Palmer uploaded a new track
Deeper Water

Hold that thought, let's rewind for a second!

Last year when we opened the doors for our community to invest in Vampr we came to you with a vision: **to open up our music network to creative people from all walks of life**. Now, just eight months later we've realized that vision, creating substantial new value during that time.


What We've Accomplished
Since Our Last Round
RELAUNCH
REBUILD IN 9 MONTHS
WE DID IT IN 7
REVENUE
FIRST PAYING
CUSTOMERS
GROWTH
CUSTOMER
ACQUISITION
RESTARTED
SCALE
60,000 NEW
REGISTRATIONS IN
THE FIRST MONTH
Promises made. Promises kept.

We have completely **rebuilt Vampr from the ground up**, we've **tweaked our branding**, and we **launched a music rights representation and management division** - Vampr Publishing. We have already amassed a catalogue of thousands of songs in record time. All this on the back of our **increasingly valuable social network**.


But We Went
Even Further ...
... creating the first 360° one stop shop for artists,
complimenting our core social network with
essential tools and resources for creatives:
Vampr Publishing
Vampr Pro with Distribution
$4.99/month
Fastest growing catalogue of
IP representation rights in
history, to secure future
placements in Film, TV,
Video Games and Advertising
5,200 Songs
in First 3 Months
Keep
100%
of your
Royalties
First social network to offer
direct distribution to Spotify,
Apple Music and all other
leading DSPs

Most importantly, we delivered on our promise to monetize our network with the introduction of **Vampr Pro.**

Since its very public August debut in Forbes, **hundreds of paying customers** have enthusiastically signed up, with **thousands of dollars in monthly recurring revenue** generated from the first month alone. We are now busy optimizing the freemium user to paying customer process with a **3% target conversion rate by year's end** - this is when Vampr would start to generate meaningful revenue.

Result? Remarkable Relaunch



Exceeding expectations
New User Daily Conversion Rate
MAUs
3%
2%
1%
90,000
67,500
45,000
22,500
Week 1
Week 2
Week 3
Week 4
Week 5

HUNDREDS OF FIRST PAYING CUSTOMERS[1]

6,000,000 ▲ UP 500,000
TOTAL CONNECTIONS MADE

14:38 ▲ FROM 8:52
AVERAGE SESSION TIME

30.4% ▲ FROM 21.6%
30 DAY RETENTION RATE

[1] LinkedIn did not monetize a single user until after their Series B round
* Comparison data snapshot of previous Vampr app prior to August relaunch

To get to 3% conversion, we're upping our marketing spend 4% MoM and have a full-time data scientist working on funnel optimization for new users

Forecast EBITDA

	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5
Revenue	$782,277	$2,734,533	$5,469,065	$10,938,130	$21,876,261
Costs	$1,022,636	$1,207,084	$1,810,626	$2,715,939	$4,073,909
EBITDA	($240,360)	$1,527,448	$3,658,439	$8,222,191	$17,802,352

Macro Assumptions
- Based on musician adoption only - does not include revenue potential from additional creative verticals
- Year 1 commences October 2020 and assumes successful capital injection of USD 577K by 31st October 2020
- Growth calculations up to and including Year 2 are based on a historical MAU growth of 12.2% MoM and include a 4% MoM increase in ad spend
- Years 3-5 are calculated on growth trend of Year 1 & 2, modified to account for effects of scale and assume a 50% increase in development and marketing expenditure year-on-year

1. Contextual Ads
- $2 CPC or $0.40 CPE
- Minimum two-week engagement per campaign

2. Vampr Pro
- Monthly subscription cost of $4.99
- Subscription rate of 3% of Monthly Active Users in Year 1
- Subscription rate of 4.5% of Monthly Active Users in Years 2-5

3. Vampr Publishing and Affiliate Sales
- Not included in revenue forecasts as we are still testing revenue potential

Adjusted EBITDA from previous CF round to account for 7 month build of Vampr Pro. This image contains future looking projections which cannot be guaranteed.

Why are we so confident in our ability?


$0.09 - $0.14
Cost Per Acquisition

Our proprietary user acquisition strategy, our unique **Growth Engine**, is the envy of all other digital music platforms.

Since launch in 2017 Vampr enjoyed **exponential growth of 12.2% MoM** hitting peak MAUs of 75K at the start of 2019.

During our 2019 crowdfund period we switched off the Growth Engine, redirecting resources to rebuild Vampr and monetize the platform while we raised capital.

With the Growth Engine now back on, **Vampr will spend a significant portion of new funds on marketing**. For comparison, Facebook still spends 5-10% of its market value every two years on user acquisition.

Connections that matter

Every day tens of thousands of listings are shared on Craigslist, Fiverr and Facebook Groups all with creatives looking for work. These options are ok for one-off gigs but they aren't platforms designed for creatives to build meaningful relationships and a network of like minded people; a community invested in your long-term creative journey. It's opportunities, it's conversations, it's friendship and support.

If time is our most valuable asset then resorting to classifieds in the 21st century is not a solution at all for advancing your creative life.

Vampr has modernized networking for creatives looking for meaningful collaborative partners all over the world (check out our Instagram which highlights Vampr Stories showing just this).


So. Much. Talent.
GOAT
Life. Changed.
Christmas Story
Two weeks later...
See y'all in 2018

We publish Vampr Stories sent to us by our community on our Instagram feed


From Vampr to Netflix: Rae Khalil + Jared Rubens (feat. Cha...
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SWAY'S
UNIVERSE

Team

There is no better team in the world equipped for this challenge. Everyone at Vampr has enjoyed a career in the creative arts. Literally everyone, including our developers.

We understand inherently that people will spend money to further their career, because we all spent a boatload of hard earned cash to further our own. Our CEO Josh Simons has worked with everyone from Travis Scott to Keith Urban, racking up tens of millions of streams along the way. This year he was named in **The Music Network's** 30 Under 30 Power List where he was also voted Reader's Choice. Co-founder Baz Palmer is a Hall of Fame musician. His band Hunters & Collectors reached 12x Platinum sales and toured the world for more than twenty years.


Vampr - Meet the Founders
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Watch on YouTube

Many of us at Vampr started off playing the club circuit, and would eventually graduate to theatres and ultimately arenas. As part of that journey we had the opportunity to work with phenomenal creative minds across so many fields, from graphic designers to audio technicians, from lighting experts to marketing gurus.

We understand a creative person's requirements at every step of the journey. **We translate this to Vampr**. We didn't have to learn how to 'find our audience', to use tech speak - we just spoke directly with them.



Backed by Experienced Angel Investors
David Rickert
Managing Director - RZN8 Capital
Matt Adell
FMR Beatport CEO, Napster SVP
Nick Feldman
FMR Warner Exec & Wang Chung band
Frank Varrasso
Ditto Music Head of Promotions
Miles Wood
NHL Star - New Jersey Devils
John Hayden
NHL Star - New Jersey Devils
Manfred Mueller
FMR SVP at TeamViewer
John R. Patrick
FMR SVP at IBM

Our last crowdfund campaign saw us attract **1,150 investors**, many of them Vampr users, from over **50 countries** and all walks-of-life ranging from institutional investors to stay-at-home parents, music industry executives from **Beatport**, **Warner** & **Sony** to **NHL players**.

In this follow-on round we are pleased to announce our lead investor from the previous round, RZN8 Capital, has returned to lead once again.

Awards and Industry Recognition

Vampr has been consistently acknowledged by tech and creative industry leaders, from being included in **Apple's Best Of The Year** apps list, receiving online accelerator funding support from **Amazon** and **Facebook**, and partnering with **Capitol Records** for their Capitol Royale hackathon event. We've also been blessed with multiple awards, from **SF MusicTech** in North America to the **Lovie Awards** in Europe.



Awards
Online Accelerators
2018 WINNER
BEST OF 2017
APP IDEA AWARDS
FbStart
from facebook
aws activate



Vampr Stories: Pulling off the impossible at Capitol Records
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CRASH

Transparency

Ahead of launching our first equity crowdfunding campaign we went above and beyond the minimum amount of disclosure and transparency required by the SEC. We voluntarily engaged CrowdCheck to conduct an exhaustive due diligence process and audit of the company's history, record keeping and corporate standing so we could offer prospective investors trust in our story and assurance that our operations are in full compliance within the law.

Their due diligence report from our first crowdfund campaign is available to read here.

The CrowdCheck tick of approval, along with our audited GAAP financials for 2018 & 2019 and additional disclosures in our most recent Form C, should provide confidence in our management, and a comprehensive look inside our company's trading history and decision making. We are proud of our transparency as it is a rare commodity in early stage startups.

COVID-19

As a company whose primary purpose is to connect people, **we wanted to do more** in the face of this once-in-a-lifetime pandemic.

Instead of cutting costs we moved more aggressively than ever. We **doubled our team** size, while **equalizing the gender and diversity hiring gap**. We prioritized bringing tools to artists which could help them make money in a time where touring and live events are no longer viable income streams.

Tools such as music distribution and film and TV sync representation. We have rolled out these features progressively over the past several months, with plenty more to come, in a clearly defined roadmap which will see us continue to innovate throughout the remainder of the year.


Social Feed and
Additional Verticals
01
Social Feed
With the introduction of scrollable content we anticipate session time and retention rates to skyrocket with a 'stickier' social platform
Aggregated content also provides deeper insights into audience preferences and paves the way for advertising and affiliate sales revenue
02
Additional Verticals
Adding support for Film & TV expands available customer audience 10x while improving the accuracy of our algorithm and the value of the network for all participants

Next Steps

That's where this next round of crowdfunding comes in, and where we're asking you to dream big with us.

There has never been a better time or platform in history to take advantage of the possibilities presented by **Live Streaming**. To take our user's live performances to the world



The Future is Live!
Live Streaming tools have grown 99x over the past year since COVID-19[1]
While Instagram and TikTok have much larger user bases, it is an unfocused audience who aren't always there to give artists and their music the time of day it deserves. This is why artists who Go Live on Instagram will typically reach only 0.5 - 2% of their followers[2]
Vampr Pro Jams changes this!
Imagine jumping onto Vampr and broadcasting a live music performance in front of our entire community of creators. Viewers can then check out the artist's profile, head to their Spotify page, connect with them or purchase their merchandise
The possibilities are endless

The introduction of Pro Jams, in conjunction with our upcoming social feed, music distribution and Vampr Publishing will see Vampr become the only 360° self-service platform for artists in the world. The reliance on labels, touring and major budgets in order to make an impact have never been lower.

Keep your Masters. Keep your Publishing. Keep it Social.

The Opportunity

This second crowdfunding offering from Vampr is a **rare opportunity** to invest in, and support a social-professional network with existing traction, an **already ubiquitous brand** among musicians, and trusted by creatives the world over.

As many of you would know, the value of connecting strangers is substantial. LinkedIn sold for 26 billion dollars in 2016 while Tinder went public with a valuation of 3 billion dollars back in 2015. **That said, these are the success stories, and growing a social network is risky, takes real commitment, capital and a shared vision.**


The Value of Connecting People
WORK
LinkedIn
$26bn sale
REST
facebook
$713bn mkt cap
PLAY
tinder
$3bn sale
PASSION
vampr
OPPORTUNITY

So dig in, take a look through the updated campaign page and video, company deck and **join our existing 1,150 investors** to be part of the Vampr family.

Proud supporters of R U OK? ROCK THE VOTE

Investor Q&A

− COLLAPSE ALL

What does your company do?

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

Where will your company be in 5 years?

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Why did you choose this idea?

Baz and I are both lifelong musicians who spent many years struggling before making a living from our art. This story is not uncommon. The obstacles aren't talent or ambition. We simply didn't know the right people. There had to be a better way. With Vampr we are striving to eradicate this pain point for the next generation of creative souls.

What does the word Vampr mean?

To vamp in music is for a group of people to play "a short, simple introductory passage, usually repeated several times until otherwise instructed." This sums up what it means to collaborate creatively and in some ways what it means to put yourself out there and network with others. As for the 'r' at the end? It just works!

Can I make money from this?

That's the whole point! This offering is vastly different from traditional crowdfunding campaigns on Kickstarter etc, where you donate in exchange for a reward, perk or pre-sale of a product. When you invest in Vampr, you are buying a security in our company. Our job is to make the market value of that security go up!

Do you offer perks?

Depending on the level of your Vampr investment, you will receive:
*A lifetime subscription to Vampr Pro
*A Zoom meeting with the founders - an opportunity to help shape the future of Vampr with your input and ideas

How big is the current opportunity?

If you just take the creative professional development market then, as outlined earlier, Vampr is looking at breaking into a base $45 billion dollar+ opportunity. However as Vampr has matured we have introduced important utilities, expanding into areas such as rights management through Vampr Publishing and into music distribution through Vampr Pro. The size of these additional markets is $6 billion and $20.2 billion respectively, and they are expected to double by 2030. With the largest social-professional network of its kind, and a 2021 focus on affiliate relationships, Vampr will be uniquely positioned to break into additional revenue streams and related creative marketplaces, well beyond even these horizons.

Why do creatives need to connect?

The creative process is dependent on collaboration. Think of a 30 second Sesame Street music video and the personnel needed: music composers, puppeteers, set designers, script writers, pre-viz artists, actors, sound designers, camera and lighting people, producers, the list is exhaustive. Creatives ultimately need other creatives to make art happen, whether it's in the early-stage process of bouncing ideas around or in the realization of the creator's vision. Vampr helps creatives access the best talent for their current project, and collaborate to do great work.

Music, fashion designers and graphic artists are very different practices. Is it realistic that such a diverse group will find value in such a community?

Creativity and the various skill sets needed for realization of ideas are inextricably bound. Extra value and richness comes with the cross fertilization of concepts and ideas. Over our careers as songwriters and artists Baz and I got to work with phenomenal creative minds across many other creative fields, from graphic designers to lighting technicians, marketing gurus to video directors. What we all had in common was a shared love for creating art and a burning desire to inspire one another, and ultimately our audience.

How do you get people to move over to your platform from a larger one (for example Facebook)?

Platforms such as Facebook are primarily designed for socializing with your friends. You can't visit a large social network and type in "I'm looking for a video director in Connecticut who likes Pink Floyd and Tyler the Creator". Sure, there are limited classified options such as Groups, however, these networks were not designed with the discovery of new people in mind. It's not their core business. They were especially not designed for creatives to build a meaningful network of like-minded people. A community of people invested in your creative journey - it's opportunities, it's conversations, it's friendship and support. This is Vampr.

In the past couple of years the world has observed a broad sentimental shift away from the bloated social networks of the late 2000's towards modern and niche platforms which meet the specific requirements of a user base. With Vampr we are not looking to replace these older networks, but rather serve the specific needs of our community. A prime example of this is the recent introduction of our premium subscription service Vampr Pro and our IP rights representation and management division, Vampr Publishing, which are both products specifically designed to service the needs of our niche (albeit very large) audience.

How have you put past investor money to work and what are your plans for the capital now being raised?

Past investor money has been split relatively evenly between building and maintaining the product, R&D and marketing efforts. Given the social network aspect to our business, it will always be prudent to ensure that our budget is split evenly across these areas as there is no point in building an A+ product if there is nobody using it. With new investor funds we will direct 44% of funds raised towards building Vampr Pro Jams (Live Streaming) and our Social Feed, while continuing to build elegant tools and features that people expect from their favorite social platforms. The remainder of funds will be spent on marketing, sales, IT costs and management.

What's your exit strategy?

We are aiming to build a viable stand-alone enterprise that serves as a core tool in every creative's arsenal. This business would continue into the future creating on-going cash flow to support future growth. Whilst such a business will have value in its own right, we have already entertained interest from major music industry players who seek insights into early music trends extrapolated from our proprietary match algorithm. This is not our core business and is unlikely to become so, but it does give insight into extended opportunities. We don't know if any of that corporate interest might result in serious future acquisition conversations, but it could be an option to explore should management decide to head in that direction in the future.

How are you able to offer liquidity without being publicly listed on a stock exchange?

There are exchanges now being set up to enable the buying and selling of JOBS Act securities. Regulation CF was introduced as part of the JOBS Act in 2012, however, given this space is relatively new some of this is still being worked out. This is something we are looking into and an ongoing conversation, with Vampr management staying abreast of the popularity and regulatory compliance of these relevant new exchanges.

From a bottoms-up perspective - how does Vampr get to $10MM and $100MM in revenue?

You achieve scale through clearly defined milestones. At the Seed - Series A stage where Vampr sits, we use SaaS reference benchmarks such as Dropbox and Slack to keep us in check and ensure we're hitting the relevant milestones for those respective rounds. In just one month, Vampr is already approaching a 1% conversion rate to paid customers with our subscription service - we will expand this to 3% over the next 12 months. With a historical growth rate of 12.2% MoM and a target to reach 15% MoM growth within the next 24 months, Vampr will comfortably grow to a $10MM company over the next three years. The key to exceeding $100MM in revenue, and a key differentiator from competitors in any of the markets that we address, is we started by focusing on community and building our social network. When you have an active social network, specifically a 'professional meet platform', where people are looking for solutions rather than simply connecting with friends, you open the door to monetization streams going far beyond advertising (which accounts for 90%+ of revenues at companies such as Facebook). Through affiliate sales, subscription, IP management and highly contextual advertising, our revenue will scale exponentially as the size and activity of our user base grows. The possibilities are truly endless!

The Vampr user community extends well beyond the US. What is the current spread of international users? How do you see this international user-base growing and what value will it add to Vampr?

Vampr users are active in every country on the planet with our largest bases in North America, India, Brazil and Europe. Spanish speaking markets are among our fastest growing and as such we plan on doubling our efforts to support and enhance multi-lingual support for Vampr users. Vampr creatives in non-Western countries are seeing value in being able to connect with their peers in creative hotspots such as New York and Berlin without the cost of an airfare or time away from home. This demographic is becoming increasingly important to Vampr as we roll out Vampr Pro and monetize the platform.

How has COVID-19 affected Vampr?

With all live shows, rehearsals, studio sessions, press tours, etc. coming to a standstill, Vampr has become more important than ever for creatives to stay active and maintain their creative collaborations and output. The 25% increase in average monthly user growth for Vampr following the start of the pandemic in March confirmed this value to Vampr users. Like most companies we've been forced to adapt and deal with the various workplace challenges presented by COVID-19. Social platforms which rely on cash runways to scale cannot afford to let technical development timelines slip at the best of times. We still launched significant updates to Vampr during this time - including our subscription module and a new bundle of essential tools for musicians - but now need to raise the remainder of our round to see the company through to Series A and profitability.

Why is now the right time to build Vampr?

In a post-COVID world, staying connected to your community and peers in a safe environment has never been more important. There has been a resurgence in the use of social apps. The rise of the niche social network has also been predicted for several years as people move away from Facebook into smaller, more focused communities where selling user data isn't key to revenue. On these platforms the user feels less exploited and achieves more relevant outcomes of value to them. With an already ubiquitous brand in the music world, Vampr sits ready to rapidly scale while adding additional tools bringing value to the user and driving new revenues.

Can I invest with my IRA?

We're excited to partner with AltoIRA – The Alternative IRA – to make investing in our company easy. Alto helps anyone use their retirement savings to invest in alternative assets, including early-stage companies like Vampr. What was traditionally a cumbersome experience has now been streamlined and made cost-effective. You can get started here: https://www.altoira.com/register

Make sure you select "AltoIRA" as the payment method on the Wefunder investment page to create and link your Alto account. If you need any help please reach out to Alto's team: help@altoira.com

Financials

Vampr has financial statements ending December 31 2019. Our cash in hand is $715,899, as of March 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $1,450/month, and operational expenses have averaged $60,000/month.

At a Glance

January 1 to December 31

$17,000 [82%]
Revenue

-$320,885
Net Loss

$122,539 +84%
Short Term Debt

$504,803
Raised in 2019

$715,899
Cash on Hand
As of 03/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Vampr Inc. was incorporated in the State of Delaware in December 2016.

Since then, we have:

- Facilitated over 5 million professional connections in 198 countries

- Raised half a million dollars from our customers in one of 2019's blockbuster crowdfunding campaigns

- Raised an additional $1.5M in funding from music industry executives and angels

- Named in Apple's Best of 2017 apps list

- Multi-award winning platform

Historical Results of Operations

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $17,000 compared to the year ended December 31, 2018, when the Company had revenues of $93,494. Our gross margin was -2.45% in fiscal year 2019, compared to 25.77% in 2018. This change is due to our focus on raising capital throughout most of 2019, which distracted our management team from the core business. Previous revenues were generated primarily through advertising customers. Future revenues are anticipated to be derived primarily through a Subscription premium tier of the product called 'Vampr Pro' which is now in active development.

- *Assets.* As of December 31, 2019, the Company had total assets of $453,966, including $357,045 in cash. As of December 31, 2018, the Company had $293,860 in total assets, including $28,282 in cash.

- *Net Loss.* The Company has had net losses of $320,885 and net losses of $268,427 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $278,619 for the fiscal year ended December 31, 2019 and $503,622 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As noted above, at December 31, 2019 we had $357,045 in cash on hand available for use. The cash on hand came from the receipt of $156,080 from our Regulation Crowdfunding offering, and $279,987 from the sale of preferred stock to accredited investors. Those offerings continued into 2020, in which we have closed on an additional $336,309 from the Regulation Crowdfunding offering, and $145,010 from the sale of preferred stock. We believe that this funding will provide a runway which we project will carry the company through the remainder of 2020 before we need to raise further capital.

We plan to use the proceeds from these Offerings as set forth in the Form C as lodged on EDGAR in August 2019 under "Use of Funds". This includes a focus on app development and marketing, without us being committed to any particular expenses.

We plan to introduce the Premium subscription tier of our product called 'Vampr Pro' in H2 2020. We believe this will result in significant new revenue to the Company.

Depending on the uptake of our Premium service, we may need to raise capital in Q4 2020 in order to perform operations over the lifetime of the Company. We do not have any committed sources of capital, and will likely rely on financing from accredited investors.

Runway & Short/Mid Term Expenses

Vampr Inc. cash in hand is $715,899, as of March 2020. Over the last three months, revenues have averaged $0/month, and an average burn rate of $61,450 per month. Our intent is to be profitable in 12-15 months.

Expenses have increased since the closing of our concurrent Reg CF and Reg D capital raises in January, to support technical development and marketing of the Vampr platform. We are currently on track to release our Premium subscription tier of the platform in H2 2020 which will generate revenue to support ongoing business operations.

Expenses have increased following the receipt of capital in this offering to support technical development of the Premium product. The Premium product will begin to generate revenue in H2 2020. Should we require additional funding, we will seek funding from private investors in a bridging round.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-1,888%	-2%	-71%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.70	$4,250	79%
Revenue to Receivables:	**Debt Ratio:**	
125%	61%	

2019 VAMPR Financial Statements.pdf

2017-2018 VAMPR Financial Statements v4 Reviewed.pdf

Risks

1. The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

2. **Risks Relating to the Company and Its Business**

   We have a limited operating history.

   We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

3. We depend on the efforts of our small management team.

   We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

4. We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

   Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

5. We may not be able to maintain and enhance our brand.

   Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

6. We need to increase brand awareness.

   Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

7. Our business depends on our ability to maintain and scale our technical infrastructure.

   Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

8. We rely on third party developers and third party providers of network infrastructure.

   Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

9. Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

10 Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

11 Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock.

Bandlink Pty Ltd ("Bandlink") is currently the majority owner of Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

12 We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

13 The amount of capital we raised in Regulation Crowdfunding offering may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in the Regulation Crowdfunding offering. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

14 We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

15 Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

16 **Risks Relating to Our Regulation Crowdfunding Securities**

Our SAFEs may never convert into equity or result in payments to investors.

Our SAFEs do not have a maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a cash payment under the terms of the SAFEs. If there is a qualified equity financing raising at least $5,000,000, the SAFEs will convert into a class of Common Stock for which voting rights have been granted to the CEO by irrevocable proxy. We may never undertake a qualified equity financing or elect to convert the SAFEs as part of a non-qualified future financing. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFEs nor a liquidity event occurs, investors could be left holding the SAFEs in perpetuity

17 We have not assessed the tax implications of using the SAFEs.

The SAFE is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

18 The SAFEs require disputes be resolved through mandatory arbitration in Los Angeles, CA.

Should any investor raise a dispute or claim regarding the SAFE, the terms of the SAFE require that the dispute be resolved by mandatory arbitration in Los Angeles, CA. This provision ensures that disputes are held in a forum capable of understanding the operation of the SAFE and at a location that reduced time and expense to the company. However, this may preclude investors from brining disputes in forums that are more favorable, or easier to access.

19 We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

20 We may consider a future offering under Regulation A, and more information may be available to investors in that offering.

We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement.

Investors should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs in this offering into the Common Stock of the company.

21 You will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

22 An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

23. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

    We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

24. Our financial statements were prepared on a going concern basis.

    We have sustained net losses of for the years ended December 31, 2019 and 2018, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

25. Barry Palmer and Russell Colman are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

26. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Barry Palmer	Director @ Weyo	2016
Russell Colman	Director @ Vampr Inc.	2019
David Rickert	Director @ BroadData Conferencing	2020
Joshua Simons	CEO @ Vampr Inc.	2016

Officers

OFFICER	TITLE	JOINED
Barry Palmer	COO	2016
Russell Colman	Treasurer Treasurer	2019
Joshua Simons	President CEO Secretary	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bandlink Pty Ltd	425,173 Common Stock	93.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2020	$492,389	SAFE
01/2020	$503,098	Priced Round
12/2018	$534,447	Convertible Note
12/2016	$332,657	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2018	$534,447	5.5%	0.0%	None	12/31/2019

Outstanding Debts

None.

Related Party Transactions

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/03/2019
Relationship	Parent company

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month. By mutual agreement, this monthly payment was reduced to $5,000 AUD per month effective as of April 1, 2020

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/02/2019
Relationship	Parent company

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Name	Bandlink Pty Ltd
Amount Invested	$78,100
Transaction type	Priced Round
Issued	10/14/2019
Relationship	Major shareholder with shared management

Conversion of interim loan to Preferred Stock

Use of Funds

$100,000	App Development - $31,000; Sales and Working Space - $5,000; Marketing - $20,200; IT Operational - $6,000; Administrative Services - $1,300; Management (Wages and Bandlink Services) - $10,500; Offering Expenses - $20,000; Platform Fees - $6,000;
$300,000	App Development - $93,300; Sales and Working Space - $33,800; Marketing - $60,600; IT Operational - $16,000; Administrative Services - $4,000; Management (Wages and Bandlink Services) - $54,300; Offering Expenses - $20,000; Platform Fees - $18,000
$500,000	App Development - $166,000; Sales and Working Space - $57,000; Marketing - $101,000; IT Operational - $26,000; Administrative Services - $6,000; Management (Wages and Bandlink Services) - $94,0000; Offering Expenses - $20,000; Platform Fees - $30,000
$700,000	App Development - $235,000; Sales and Working Space - $79,000; Marketing - $139,000; IT Operational - $36,000; Administrative Services - $9,000; Management (Wages and Bandlink Services) - $140,000; Offering Expenses - $20,000; Platform Fees - $42,000
$1,070,000	App Development - $365,000; Sales and Working Space - $120,000; Marketing - $206,000; IT Operational - $55,000; Administrative Services - $13,800; Management (Wages and Bandlink Services) - $226,000; Offering Expenses - $20,000; Platform Fees - $64,200

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	55,000	31,689	Yes
Common Stock	1,000,000	425,173	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.